Exhibit (a)(1)(iv)

PROMISSORY NOTE

Persimmon Growth Partners Fund, L.P. Offer to Repurchase

Up to $ ________________of its Units

at Net Asset Value

Pursuant to the Repurchase Offer, dated as of October 1 , 2012, of up to $ ______________, representing the full net asset value, of its Units of beneficial interest (“Units”) in the net assets of Persimmon Growth Partners Fund, L.P. (the “Fund”) issued and outstanding as of November 1, 2012 (the “Expiration Date”), at a price equal to the net asset value of the Units as of the close of regular trading session of the New York Stock Exchange on the Net Asset Value Determination Date upon the terms and conditions set forth in the Repurchase Offer, the Fund hereby promises to pay in cash, in the manner set forth below, to the person identified below as the payee (the “Payee”) an amount equal to the net asset value of the Units tendered, determined as of the Net Asset Value Determination Date in accordance with the valuation policy of the Fund, as described in the Fund’s Confidential Private Placement Memorandum and the Limited Partnership Agreement.

This note entitles the Payee to receive a payment, valued in accordance with the Fund’s Confidential Private Placement Memorandum and the Limited Partnership Agreement, in an amount equal to the net asset value of the repurchased Units, determined as of the Net Asset Value Determination Date. The payment for Units tendered will be made promptly after the Net Asset Value Determination Date.

The Payment shall be paid in cash, provided, however, that if the Fund’s Board of Directors determines that it is necessary to make payment of all or a portion of the purchase proceeds by a distribution of portfolio securities to avoid or mitigate any adverse effect of the Repurchase Offer on the remaining Investors of the Fund, or such other reasons as provided for in the Fund’s Confidential Private Placement Memorandum and the Limited Partnership Agreement, then such payment shall be made by distributing such portfolio securities, all as more fully described in the Repurchase Offer.

The payment shall be made by check or ACH to the Payee, as per the Payee’s instruction on the Letter of Transmittal.

This note may not be pledged, assigned or otherwise transferred by the Payee. This note shall be construed according to and governed by the laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

Any capitalized term used herein but not defined herein shall have the meaning ascribed to it in the Repurchase Offer.

Payee: Persimmon Growth Partners Fund, L.P.

By:

Name:

Title: